As filed with the Securities and Exchange Commission on January 12, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AMERICAN CAPITAL, LTD.

(Name of Subject Company (issuer))

CERTAIN OPTIONS TO PURCHASE COMMON STOCK,

$0.01 par value per share

(Title of Class of Securities)

02503Y103

(CUSIP Number of Class of Securities)

Underlying Common Stock

SAMUEL A. FLAX, ESQ.

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL,

CHIEF COMPLIANCE OFFICER AND SECRETARY

2 BETHESDA METRO CENTER

14TH FLOOR

BETHESDA, MD 20814

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing person)

COPIES TO:

RICHARD E. BALTZ, ESQ.

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, DC 20004-1206

(202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$780,000	$43.52

*	Calculated solely for purposes of determining the filing fee and determined pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934. The calculation of the transaction valuation assumes that all options to purchase 24,788,025 shares of common stock that are eligible to participate in this offer will be purchased by the issuer. These options have an aggregate value of $780,000 based on a rate established by the Company’s Board of Directors. The actual transaction value will be based on the number of options tendered, if any, which may result in a lower aggregate amount.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, equals $55.80 per million dollars of the value of the estimated transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43.52
Form or Registration No.:	SC TO-I, File No. 005-5219
Filing Party:	American Capital, Ltd.
Date Filed:	November 30, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of, a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Schedule TO

(Amendment No. 1)

This Amendment No. 1 (the “Amendment”) to the Offering Memorandum (the “Offer”) filed by American Capital, Ltd. (“American Capital”) with the U.S. Securities and Exchange Commission (“SEC”) on November 30, 2009, is the final amendment relating to the Offer made by American Capital offering Eligible Optionees the opportunity to receive cash in exchange for their voluntary cancellation of certain stock options to purchase American Capital common stock issued under the Plans. This Amendment reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All terms of the Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Offering Memorandum filed on November 30, 2009.

The Offer expired at 11:59 p.m. Eastern Time, on Monday, December 28, 2009. Pursuant to the Offer, Eligible Optionees validly tendered for purchase 20,114,126 Eligible Options, and American Capital accepted for purchase all such Eligible Options. Of the Eligible Options accepted for purchase, 41,563 were issued under the 1997 Plan, 797,865 were issued under the 2000 Plan, 91,138 were issued under the 2002 Plan, 1,504,375 were issued under the 2003 Plan, 1,353,336 were issued under the 2004 Plan, 4,053,507 were issued under the 2005 Plan, 5,097,135 were issued under the 2006 Plan and 7,175,207 were issued under the 2007 Plan. All of the options tendered under the 2000 Plan, the 2002 Plan, the 2003 Plan, the 2004 Plan, the 2005 Plan, the 2006 Plan and the 2007 Plan will be available for future issuance pursuant to the terms of the respective Plan. On December 29, 2009, American Capital sent each Eligible Optionee a Final Election Confirmation E-Mail, substantially in the form of Exhibit F to the Schedule TO filed on November 30, 2009. American Capital will promptly pay an aggregate of $611,333 to the Eligible Optionees participating in the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2010

AMERICAN CAPITAL, LTD.

/s/ Samuel A. Flax
Name: Samuel A. Flax
Title: Executive Vice President, General Counsel, Chief Compliance Officer and Secretary